Ecotality, Inc
6821 E Thomas Road
Scottsdale, AZ 85251

July 8, 2009

US Securities and Exchange Commission
Division of Corporation Finance
Attn:  Geoffrey Kruczek, Attorney
100 F Street NE
Washington, DC 20549-7010

RE:  FILE # 000-50983, Ecotality, Inc. Preliminary Proxy Statement on Schedule 14A

Dear Mr. Kruczek,

We are in receipt of your comment letter regarding our Preliminary Proxy Statement and have made the requested modifications to bring our filing into compliance.  The notes below are keyed to your comments.

Proxy Statement Introduction (changes on Page , 5, and on the Proxy Voting Sheet)

1.	“Please tell us where on the proxy card you have included the internet voting instructions mentioned in clause (iii) of the second paragraph here and on page 2.”

The website for online voting has been added to the bottom of the front of the Proxy Card.  A statement has been added to page 5 and page 2 where online voting is mentioned, directing the reader to the proxy card for the website address.

Director Compensation (changes on Page 8)

2.	“Please disclose the information required by Item 402 (r) of Regulation S-K. including the table required by that item.”

We have added the Director Compensation Table on page 8 and disclosure required by Item 402 (r).

Summary Compensation Table, (inserted on page 10)

3.	“your disclosure is not the table required by Regulation S-K 402(n) “Summary Compensation Table”, Also note obligations under Item 402(o)”.

We have added the Summary Compensation Table on page 10 required by 402(n) and updated disclosures required in 402(o) under the heading “Employment Agreements and Executive Compensation on page 11”.

4.	“Note 1 “will vest” on November 1, 2008, review or advise.”

We corrected the footnote on the Outstanding Equity Awards at Fiscal Year-End Table on page 10 required by 402(f) to clarify the items “vested”.

Security Ownership of Certain Beneficial Owners and Management (Chart and Footnotes Replaced on page 12)

5.	Clarify reference to “prospectus”

This has been deleted.

6.	Update disclosure to be most recent practicable, be consistent with references made in other parts of the document and add the information required by Reg. S-K Item 403

The Beneficial Ownership Table on page 12 has been updated to include: the shares outstanding as of July 2, 2009, as well as reflecting in the notes and the percentage ownership all rights to beneficially acquire shares within the next 60 days ending August 31, 2009 as required under Item 403.

7.	Please ensure your disclosure provides the information required by Item 403 of Regulation S-K with respect to each beneficial owner and any group… Specifically “Enable affiliations”.

We have updated the footnotes to the Beneficial Ownership table on page 12 to clearly identify the affiliation between Enable Growth Partners, Enable Opportunity Fund and Pierce Diversified.

8.	“Please disclose the identities of the natural persons who have share voting and/or investment power with respect to the shares held…”

The natural persons with share voting and/or investment power have been footnoted for all listed entities in the Beneficial Ownership section on page 12.

9.	Notes appear in the table, not in the notes, Notes appearing in the Notes but not in the table….

All notes have been revised and updated and now correlate appropriately.

10.	Please tell us why the additional shares mentioned in Note 3 do not appear to be included in the table…

The shares were not in the table as the originally submitted table reflected beneficial ownership as of 12/31/08.  Now that the table is updated to July 2, 2009, these shares are included.

Proposal 4—Approval to Increase Number of Authorized Shares

11.	Please provide a brief discussion of the potential anti takeover effects of the proposals.

We have added a paragraph on page 19 to address the anti takeover effects of our proposal to increase authorized shares and affect the reverse stock split.

12.
Please ensure that it is clear from your disclosure why you are presenting and recommending each proposal…. Please ensure that the primary factor is identified as such and prominently presented throughout your document where you describe the proposal.

We have added a paragraph on Page 15 of this section specifically identifying the main driver for the request to increase the number of authorized shares as the requirement in the May 15, 2009 Amendment to Debentures and Warrants, Agreement and Waiver to use best to efforts to obtain stockholder approval of an increase to authorized shares to an amount equal to 150% of the post transaction fully diluted capitalization of the Company on or before June 30, 2009.

We added information on the material terms of the May 15, 2009 Waiver Agreement, as well as the impact of our debentures and a schedule showing the calculation of the fully diluted capitalization explaining the request to increase to the figure of 1,300,000,000 authorized shares.  We also incorporated a second chart detailing our obligations by debenture holder.

13.
We note that according to the Form 8-K you filed on May 18, 2009, you agreed that the existing holders of your debentures will “maintain an equity position in the Company in fully diluted shares of 80%.”  Given this, please tell us why you have not disclosed the information required by Item 6(e) of Schedule 14A.

We have not included this disclosure as the debenture holders are currently under Beneficial Ownership Limitation agreements.  In the original November and December 2007 Debenture documents debenture documents both holders (Enable and BridgePointe) were limited to a 9.99% ownership limitation.  Reference is made to these limitations in the Beneficial Ownership Chart footnotes on page 12, and again in the Proposal 4 section in the “Fully Diluted Positions by Debenture Holder at July 2, 2009” footnotes on page 13.

14.	Please disclose the number of shares…, warrants etc… each debenture holder will receive…..

This disclosure now appears in two places in the document.  It has been added to the footnotes for the Beneficial Ownership Table on Page 12 for each debenture holder, and also appears under Proposal # 4 in the “Fully Diluted Positions by Debenture Holder at July 2, 2009” on Page 16.

15.	Potential uses….. additional debt conversion and warrants….

We have added to the paragraph in the Proposal 4 section Page 14, referencing “uses” the reservation of shares to cover our fully diluted post transaction shares (i.e. – post $2.5MM debt warrant and conversion share issuance).  The number of shares involved in the debt raise is disclosed in the “Calculation of Fully Diluted Shares” table under Proposal #4.

Form 8-K filed May 18, 2009

16.	Missing schedules B, C, D, H and I.

An 8K-A is being filed July 8, 2009 concurrent with our update to the preliminary proxy to include these schedules previously missed.

We believe this updated filing includes all required disclosures.

Sincerely,

Barry Baer
Chief Financial Officer
Ecotality, Inc.